Registrant	Assets as of January 1, 2015 (in thousands)	Minimum Required Bond Amount
Madison Funds	$ 2,205,960	$1,500,000
Ultra Series Fund	$ 2,699,054	$1,700,000
Madison Strategic Sector Premium Fund	$ 79,439	$450,000
Madison Covered Call and Equity Strategy Fund	$ 178,779	$600,000
Total Required Bond		$4,250,000
Total Amount of Joint Bond		$5,500,000